SFI INTERNATIONAL LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1: The Company and Its Significant Accounting Policies

The Company

SFI International LLC (the "Company") was organized during February 2007 as a Delaware limited liability company for the purpose of investment banking. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company is engaged in a single line of business as a securities broker-dealer. The Company members' individual liability for Company debts is limited to their invested capital.

The Company has not generated any revenues from operations from its inception through December 31, 2016.

Significant Accounting Policies

Basis of Financial Statements

These financial statements are prepared on the accrual basis of accounting. Accordingly, all revenues are recorded when earned, and all expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Management is of the opinion that the estimates used and assumptions made in connection with the preparation of these financial statements are materially correct, however, actual results may differ.

Cash

The Company maintains all of its available cash at a national financial institution. The Company's funds maintained at this financial institution are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. In the ordinary course of business, the Company may, at times, maintain deposits in excess of this insured amount.

SFI INTERNATIONAL LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
CONTINUED

Note 1: The Company and Its Significant Accounting Policies (Continued)

Significant Accounting Policies (Continued)

Income Taxes

The Company is not subject to federal or state income taxes. All items of income, gain, deduction, loss and credits are allocated and flow through to each member and are reported by them on their individual income tax returns.

The Company utilizes the provisions of Financial Accounting Standards Board ("FASB") ASC 740-10, Accounting for Income Taxes, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on the Company's evaluation of tax positions taken in its 2013 through 2015 tax returns, or to be taken in its 2016 income tax returns, there are no significant uncertain tax positions requiring recognition in these financial statements as of December 31, 2016. In the event the Company is assessed interest or penalties by major tax jurisdictions, it will be included in the provision for income taxes in the financial statements.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. As of December 31, 2016, the Company had net capital of $22,948, which was $17,948 in excess of its required net capital of $5,000, and its net capital ratio was .26 to 1.

Note 3: Related Party Transactions

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides communication expenses on

behalf of the Company. The Company is not required to repay these expenses. Total expenses under this agreement, for the year ended December 31, 2016, were $346.

SFI INTERNATIONAL LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016
CONTINUED

Note 4: Commitments and Contingencies

There are no commitments and contingencies that would have a material impact on these financial statements as of December 31, 2016.

Note 5: Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2016 and January 13, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

See accompanying independent auditor's report